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15045959

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36654

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brill Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 W 57th Street, 16th Floor
(No. and Street)

New York | NY | 10019
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Nicholas Brown~~ ~~(212) 957-5700~~
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200 | Fairfield | NJ | 07004
(Address) | (City) | (State) | (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2015
04 REGISTRATIONS BRANCH

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Robert Brown, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the period ended December 31, 2014 and supplemental schedules pertaining to Brill Securities, Inc. as of December 31, 2014 are true and correct. I further affirm that neither the Corporation nor any officer has any proprietary interest in any account classified solely as that of a customer.

Signature: Robert B Brown   Date: 1/15/2015

Title: CEO

Subscribed and Sworn to before me on this 15 day of January, 2015.

Nicholas B. Brown
Notary Public

NICHOLAS B. BROWN
NOTARY PUBLIC, STATE OF NEW YORK
COUNTY OF NEW YORK
REGISTRATION NO. 315067022
EXPIRES 3/17/15

BRILL SECURITIES, INC.
(S.E.C. NO. 8-36654)

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2014
AND
SUPPLEMENTAL EXEMPTION REPORT

****

This report is filed as a PUBLIC document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

BRILL SECURITIES, INC.

TABLE OF CONTENTS

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Brill Securities, Inc.

We have audited the accompanying statement of financial condition of Brill Securities, Inc. as of December 31, 2014, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act 1934. This financial statement is the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Brill Securities, Inc. at December 31, 2014 in conformity with principles generally accepted in the United States.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, NJ
February 25, 2015

BRILL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Current Assets:	
Cash and cash equivalents	$ 37,102
Due from clearing broker	355,475
Marketable securities - at market value	252,913
Prepaid expenses	113,001
Prepaid income taxes	2,695
Deferred tax asset	165,658
Total current assets	926,844
Property and Equipment, net	49,758
Other Asset:	
Advances on commissions	61,080
Security deposit	114,078
Total other assets	175,158
Total Assets	$ 1,151,760

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accrued compensation payable	$ 228,576
Accounts payable and other liabilities	89,924
Income taxes payable	2,450
Total current liabilities	320,950
Commitments and Contingencies	
Stockholders' Equity	
Common stock, $0.10 par value; 150,000 shares authorized; 11,472 shares issued and outstanding	1,147
Additional paid in capital	611,985
Retained earnings	217,678
Total stockholders' equity	830,810
Total Liabilities and Stockholders' Equity	$ 1,151,760

See notes to the statement of financial condition.

BRILL SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

Note A – Organization and Significant Accounting Policies

Nature of Business

Brill Securities, Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). On July 25, 1986, the Company was incorporated under the laws of the State of New York. The Company provides brokerage services to both institutional and individual investors and, as required by Rule 15c3-3, clears its securities transactions on a fully disclosed basis through a clearing broker-dealer. The clearing broker carries all of the customer accounts and maintains and preserves all related books and records.

Cash and Cash Equivalents

Cash and cash equivalents include investments in money market funds. Marketable securities are valued at market value with the resulting difference between cost and market included in income.

Securities Transactions

Agency transactions are cleared through J.P. Morgan Clearing Corp.("JP Morgan") and are recorded on a trade date basis when commission revenues and expenses also recorded. Securities transactions for the Company's own accounts are recorded on trade date.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value.

Property and Equipment

Property and equipment is stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments extend the life of an asset are capitalized. The costs of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided on accelerated and straight-line methods over lives ranging from 3 to 5 years.

Revenue Recognition

Commissions revenue includes revenue resulting from executing stock exchange listed securities, over-the counter securities and other transactions as agent for the Company's clients.

Commissions revenues and related clearing expenses are recorded on a trade date basis as securities transactions occur. Commissions earned could vary based on a number of factors, including performance of the financial markets traded by the Company's clients.

Deferred Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

Note A – Organization and Significant Accounting Policies (continued)

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Fair Value Measurements

The Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurement and Disclosure defines fair value, establishes an framework for measuring fair value and expands disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The three levels of the fair value hierarchy under ASC Topic 820-10-35 are described below:

Basis of Fair Value Measurement

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are significant to the fair value measurement and unobservable

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

At December 31, 2014, the Company has classified all of its securities owned at fair market value at Level 1 for ASC Topic 820 Fair Value Measurement purposes.

Advances on Commissions

It is the Company's policy to make advances to commissioned brokers. These advances are repaid as commissions are earned. As of December 31, 2014 the Company has outstanding advances in the amount of $29,350.

Subsequent Events

Subsequent events were evaluated through February 25, 2015 which is the date the financial statements were available to be issued.

Note B – Marketable Securities

Securities in trading accounts are carried at market value. As of December 31, 2014, the Company owned multiple investments with a fair market value of $105,212.

Note C – Property and Equipment

Property and equipment consist of the following:

Leasehold improvements	$ 69,481
Furniture and fixtures	12,935
	82,416
Less: accumulated depreciation	34,158
Property and equipment, net	$ 48,258

Note D - Uncertain Tax Positions

As of December 31, 2014, the Company believes it is reasonably possible the balance of the gross unrecognized tax benefits is zero and will continue to be zero in the next twelve months based on conservative income tax positions and the expiration of statute of limitations. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

The Company's policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. As of January 1, 2014, accrued interest and penalties associated with uncertain tax positions is zero. For the year ended December 31, 2014, accrued interest and penalties associated with uncertain tax positions is zero.

The Company files income tax returns in the U.S. Federal jurisdiction, the State and Local jurisdictions of New York State and New York City. None of these taxing jurisdictions have active examinations of Company income tax returns. The Company has timely filed all required income tax returns, and its Federal, State and Local income tax returns prior to calendar year 2012 will be closed by statute on March 15, 2015.

Note E – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014 the Company had net capital of $152,066, which was $52,066 in excess of its required net capital of $100,000. The Company's net capital ratio was 2.27 to 1.

Note F – Pension Plans

The Company maintains a 401(k) plan that covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. The Company is under no obligation to make contributions to the plan. There was no charge to operations under the plan for the year ended December 31, 2014.

Note G – Commitments and Contingencies

The Company occupies office space in New York, NY under a non-cancelable operating lease for office space, expiring in April 2017.

The future minimum rent under this lease is as follows:

December 31,	
2015	$ 250,927
2016	250,927
2017	83,644
	$ 585,498

The Company uses JP Morgan to process its securities transactions and to provide custodial and other services. The Company pays a fee on a percentage of revenue basis for securities transactions executed and cleared by JP Morgan and interest on balances owed to JP Morgan. At times, the Company has significant money balances on deposit with JP Morgan.

Note I - Restitution

On July 29, 2014 an investor's account with the Company was defrauded by a third party. On January 21, 2015, the Company resolved all disputes with the investor. The Company made restitution in the amount of $34,999, this amount is included as other liabilities as of December 31, 2014.

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To The Board of Directors
Brill Securities, Inc.

Dear Sirs:

We have reviewed management's statements, included in the accompanying exemption report, in which Brill Securities, Inc. identified the following provisions of 17 C.F.R §15c3-3(k) under which Brill Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 under Section (k)(2)(ii) and Brill Securities, Inc. stated that Brill Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Brill Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Brill Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 25, 2015

BRILL SECURITIES, INC.
Member FINRA, MSRB, SIPC

152 West 57th Street
New York, NY 10019
Tel: 212-957-5700

Assertions regarding Exemption Provisions

We, as members of management of Brill Securities, Inc. ("the Company"), are responsible for Compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's Designated Examining Authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemptions Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2014 through December 31, 2014

By: ______________________
CEO

February 25, 2015